UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Employers Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

292218104
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages

CUSIP NO. 292218104	Page 2 of 9 Pages

1.	Names of Reporting Persons

Blue Harbour Group, LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 171,891 *
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		171,891 *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

171,891 *

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0.55% *

12.	Type of Reporting Person (See Instructions)

PN

______________________
* Blue Harbour Group, LP beneficially owned, and possessed shared voting and dispositive power over, 171,891 shares of the Issuer’s common stock as of December 31, 2014, representing approximately 0.55% of the Issuer’s common stock at such time.

CUSIP NO. 292218104	Page 3 of 9 Pages

1.	Names of Reporting Persons

Blue Harbour Holdings, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 171,891 *
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		171,891 *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

171,891 *

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0.55% *

12.	Type of Reporting Person (See Instructions)

OO

______________________
* Blue Harbour Holdings, LLC beneficially owned, and possessed shared voting and dispositive power over, 171,891 shares of the Issuer’s common stock as of December 31, 2014, representing approximately 0.55% of the Issuer’s common stock at such time.

CUSIP NO. 292218104	Page 4 of 9 Pages

1.	Names of Reporting Persons

Clifton S. Robbins

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 171,891 *
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		171,891 *

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

171,891 *

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0.55% *

12.	Type of Reporting Person (See Instructions)

IN

______________________
* Mr. Robbins beneficially owned, and possessed shared voting and dispositive power over, 171,891 shares of the Issuer’s common stock as of December 31, 2014, representing approximately 0.55% of the Issuer’s common stock at such time.

CUSIP NO. 292218104	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Employers Holdings, Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

10375 Professional Circle
Reno, Nevada 89521

Item 2(a).	Name of Person Filing:

i) Blue Harbour Group, LP (“Manager”);
ii) Blue Harbour Holdings, LLC (“Manager GP”); and
iii) Clifton S. Robbins (“Mr. Robbins”)

Manager, Manager GP and Mr. Robbins are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Manager and Manager GP is 646 Steamboat Road, Greenwich, Connecticut 06830.  Mr. Robbins’ business address is c/o Manager at the foregoing address.  Mr. Robbins is the Chief Executive Officer of Manager.

Item 2(c).	Citizenship:

i)	Blue Harbour Group, LP is a Delaware limited partnership;

ii)	Blue Harbour Holdings, LLC is a Delaware limited liability company; and

iii)	Mr. Robbins is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock (the “Common Stock”).
Item 2(e).	CUSIP Number:

292218104

CUSIP NO. 292218104	Page 6 of 9 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

See response to Item 9 on each cover page.

Item 4(b).	Percent of Class:

See response to Item 11 on each cover page.  Such figure is calculated based on a total of 31,489,468 shares of Common Stock outstanding as of October 23, 2014 (as stated by the Company in its Quarterly Report on Form 10-Q filed on October 30, 2014 for the Company’s quarterly period ended September 30, 2014).

Item 4(c).	Number of shares as to which such person has:

Blue Harbour Group, LP
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	171,891
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	171,891

Blue Harbour Holdings, LLC
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	171,891
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	171,891

Mr. Robbins
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	171,891
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	171,891

CUSIP NO. 292218104	Page 7 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 292218104	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015	BLUE HARBOUR GROUP, LP

By: Blue Harbour Holdings, LLC, its general partner

By: /s/ Clifton S. Robbins
Clifton S. Robbins
Managing Member

Date: February 17, 2015	BLUE HARBOUR HOLDINGS, LLC

By: /s/ Clifton S. Robbins
Clifton S. Robbins
Managing Member

Date: February 17, 2015

/s/ Clifton S. Robbins
Clifton S. Robbins

CUSIP NO. 292218104	Page 9 of 9 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Date: February 17, 2015	BLUE HARBOUR GROUP, LP

By: Blue Harbour Holdings, LLC, its general partner

By: /s/ Clifton S. Robbins
Clifton S. Robbins
Managing Member

Date: February 17, 2015	BLUE HARBOUR HOLDINGS, LLC

By: /s/ Clifton S. Robbins
Clifton S. Robbins
Managing Member

Date: February 17, 2015

/s/ Clifton S. Robbins
Clifton S. Robbins